Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

PetroChina Company Limited (the “Company”) announces that, in 2013, the National Audit Office of the People’s Republic of China (the “CNAO”) conducted an audit on the financial revenues and expenditures of China National Petroleum Corporation (the controlling shareholder of the Company) for the year 2012. The CNAO has published the Audit Results of the Financial Revenues and Expenditures of China National Petroleum Corporation for the Year 2012 to the public. China National Petroleum Corporation has also published the results of corrective actions on its website.

The Company paid great attention to the issues identified in the audit that relate to the Company and has formulated specific corrective actions and plans with the resolve to fully implement such corrective actions. As at the date of this announcement, corrective actions for all the issues identified have been implemented except for those the implementation of which are subject to the approval of the relevant authorities. The Company has also pursued the accountability of relevant responsible persons.

The issues identified during the audit will not materially affect the overall operating results and financial statements of the Company.

The Company will regard this audit correction as a chance to strengthen the institution of the Company and to establish an effective long-term mechanism with reference to issues identified so as to avoid similar occurrences, and to improve management and risk control ability on an ongoing basis.

By Order of the Board
PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, the PRC

20 June 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as vice chairman and non-executive director, Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.